EXHIBIT 5

JOINT FILING AGREEMENT

dated February 14, 2003

Re: Joint Filing of Schedule 13D

In accordance with Rule 13d-1(h) of the Securities Exchange Act of 1934, as amended, the undersigned agree that

(i)   each of them is individually eligible to use the Schedule 13D attached hereto;

(ii)   the attached Schedule 13D is filed on behalf of each of them; and

(iii)   each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information therein concerning itself; but none of them is responsible for the other persons making the filing, unless it knows or has reason to believe that such information is inaccurate.

LAKE ACQUISITION CORP. INC.

By:	/s/ Richard C. Tarbox
Name: Richard C. Tarbox Title: Vice President

SUNGARD DATA SYSTEMS INC.

By:	/s/ Richard C. Tarbox
Name: Richard C. Tarbox Title: Senior Vice President—Corporate Development